UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                    BCE INC.
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                                (Name of Issuer)


                           COMMON SHARES, NO PAR VALUE
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                         (Title of Class of Securities)


                                    05534B760
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                                 (CUSIP Number)


                                JEFFREY M. DAVIS
                        SENIOR LEGAL COUNSEL, INVESTMENTS
                      ONTARIO TEACHERS' PENSION PLAN BOARD
                          5650 YONGE STREET, 5TH FLOOR
                                TORONTO, ONTARIO
                                 CANADA M2M 4H5
                                 (416) 228-5900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 26, 2007
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            (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      This Amendment No. 3 (this "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on April 9, 2007 (the "Schedule 13D") by Ontario Teachers' Pension Plan Board ("Teachers'") with respect to the Common Shares, no par value (the "Common Shares") of BCE Inc., a corporation organized under the laws of Canada (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D, as filed with the SEC on June 5, 2007 and Amendment No. 2 to the Schedule 13D, as filed with the SEC on June 7, 2007. The address of the Issuer's principal executive offices is 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7. Unless specifically amended hereby or in Amendment No. 1 or Amendment No. 2 to the Schedule 13D, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the
Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTION.

ITEM 4 IS AMENDED TO ADD THE FOLLOWING:

      On June 26, 2007, at the invitation of the Strategic Oversight Committee of the board of directors of the Issuer (the "Strategic Oversight Committee"), Teachers' and certain other equity investors submitted a proposal to acquire all of the outstanding shares of the Issuer not currently owned by Teachers' (the "Proposal"). The Proposal is conditioned upon, among other things, the negotiation and execution of mutually satisfactory definitive agreements and approval by the Strategic Oversight Committee and the board of directors of the Issuer. Teachers' has had discussions, and expects to have additional discussions, with representatives of the Issuer and others with respect to the Proposal and related matters. No assurances can be given that the Proposal or any transaction involving the Issuer and Teachers' will be consummated or regarding the final terms of any such transaction.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ITEM 6 IS AMENDED TO ADD THE FOLLOWING:

      Please see the disclosure included in Item 4 for information regarding a proposal with respect to securities of the Issuer.













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



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 2007

                                 ONTARIO TEACHERS' PENSION PLAN BOARD





                                 By:   /s/  Roger I. Barton
                                     ---------------------------------------
                                 Name:   Roger I. Barton
                                 Title:  Vice President, General Counsel and
                                         Secretary























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